

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
James A. Hughes
President and CEO
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809

> **Re:** **Unity Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2014**
> **File No. 333-195270**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 001-12431**
> **Definitive Proxy Statement**
> **Filed March 3, 2014**
> **File No. 001-12431**

Dear Mr. Hughes:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.     Please revise to disclose all information other than that which may be omitted per Rule 430A.

Cover Page

2.    Revise to more clearly disclose either that you will not extend the offering beyond a specified date, or disclose that subscribers will have the ability to revoke the exercise of their subscription rights if you extend the length of the offering period. Make corresponding changes throughout your prospectus.

Incorporation by Reference, page 2

3.    Revise to incorporate your proxy statement and all current reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your last completed fiscal year. Refer to Item 12(a)(2) of Form S-1.

4.    Include your website address in this section and disclose that the incorporated reports and other documents required to be filed may be accessed on your website. Refer to Item 12(b)(1)(v) of Form S-1.

Questions and Answers About This Rights Offering, page 3

5.    Please revise your reference to an "over-subscription" as your plan of distribution does not appear to provide existing shareholders with an over-subscription privilege.  Rather, your ability to offer any shares of Common Stock that remain unsubscribed "to current shareholders and investors who are not currently shareholders" seems more appropriately described as a "follow-on offering." Similarly revise pages 10 and 23.

Part II—Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-3

6.    Revise to include the undertaking required by Item 512(c) of Regulation S-K.

Exhibits

7.    We note your disclosure that this transaction will not be taxable.  Please provide a tax opinion or advise the staff why you are not required to do so.  Refer to footnote 39 of Staff Legal Bulletin 19 (October 14, 2011).

8.    Please file the Rights Agreement and Certificate as exhibits to your next amendment.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13

Asset Quality, page 35

9.      Please revise your tables on pages 36 and 91 in future filings to clearly state that performing troubled debt restructurings (TDRs) are not included in your nonperforming loan totals and corresponding asset quality ratios.


Definitive Proxy Statement filed March 3, 2014

General

10.     We note the second paragraph under the heading "Interest of Management and Others in Certain Transactions…" on page 22. Supplementally confirm that neither Items 404(d)(1) or (2) of Regulation S-K requires disclosure of the specific transactions referenced, given that they appear to fall outside of the safe harbor provided by Instruction 4.c to Item 404(a) of Regulation S-K. Otherwise, revise your registration statement to disclose these transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
Robert A. Schwartz, Esq.